CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Dolly Varden Silver Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dolly Varden Silver Corporation (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Assessment of Impairment Indicators of Exploration and Evaluation Assets ("E&E Assets")

As described in Note 8 to the financial statements, the carrying amount of the Company’s E&E Assets was $71,329,535 as of December 31, 2024. As more fully described in Note 3 to the financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets' carrying amount which is impacted by the Company's intent and ability to continue to explore and evaluate the assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

• Evaluating management's assessment of impairment indicators.

• Evaluating the intent for the E&E Assets through discussion and communication with management.
• Reviewing the Company's recent expenditure activity.

• Assessing compliance with agreements including reviewing option agreements and vouching cash payments and share issuances.

• Assessing the Company's rights to explore E&E Assets including sending confirmation requests to optionors to ensure good standing of agreements.

• Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets is in good standing.

We have served as the Company's auditor since 2011.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 26, 2024

DOLLY VARDEN SILVER CORPORATION
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Notes	December 31,	December 31,
		2023	2022

ASSETS

Current
Cash and cash equivalents	5	$9,982,389	$28,495,616
Prepaid expenses	6	518,262	285,802
Amounts receivable	7, 12	967,264	132,347
		11,467,915	28,913,765
Non-current
Equipment	8	216,056	256,810
Deposits	9	159,000	159,000
Exploration and evaluation assets	4, 9	70,906,785	70,906,785

		$82,749,756	$100,236,360

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	12	$146,429	$285,439
Accrued liabilities	12	657,623	160,449
Liability on flow-through share issuances	10	-	3,653,886

		804,052	4,099,774

Shareholders' Equity
Share capital	10	184,751,037	173,967,990
Reserves	10	11,568,202	9,891,669
Deficit		(114,373,535)	(87,723,073)

		81,945,704	96,136,586

		$82,749,756	$100,236,360

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 16)

These consolidated financial statements were approved for issue by the Board of Directors on March 26, 2024 and signed on its behalf by:

"Shawn Khunkhun"	"James Sabala"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars)

		Year Ended	Year Ended
	Notes	December 31,	December 31,
		2023	2022

EXPENSES
Consulting fees		$220,772	$291,258
Directors' fees	10, 12	204,059	158,131
Exploration and evaluation	9, 12	24,806,045	16,936,370
Management fees	12	955,700	890,500
Marketing and communications		1,409,433	1,056,605
Office and administration		292,291	254,268
Professional fees		305,053	181,127
Rent and maintenance	12	141,183	135,990
Share-based payments	10, 12	1,970,683	1,785,596
Transfer agent and filing fees		156,390	112,445
Travel and accommodation		343,036	116,592

Operating loss		(30,804,645)	(21,918,882)

Recovery on flow through share premium	10	3,653,886	2,404,717
Part XII.6 tax expense		(404,318)	(13,317)
Interest and other income		904,615	257,063

Loss and comprehensive loss for the year		$(26,650,462)	$(19,270,419)

Basic and diluted loss per common share		$(0.10)	$(0.09)

Weighted average number of common shares outstanding- basic and diluted		257,129,652	214,979,429

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION Consolidated Statements of Changes in Shareholders' Equity (Expressed in Canadian Dollars)

As at	Common Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity

Balance, December 31, 2021	130,887,861	$79,996,264	$8,306,033	$(68,452,654)	$19,849,643
Issuance of common shares for acquisition of mineral properties	76,504,590	60,438,626	-	-	60,438,626
Property acquisition cost	402,815	338,364	-	-	338,364
Issuance of flow-through common shares	31,793,616	32,199,887	-	-	32,199,887
Flow-through share premium	-	(5,923,930)	-	-	(5,923,930)
Issuance of common shares	13,171,152	8,785,330	-	-	8,785,330
Share issuance costs - cash	-	(2,416,553)	-	-	(2,416,553)
Exercise of stock options	894,250	550,002	(199,960)	-	350,042
Share-based payments	-	-	1,785,596	-	1,785,596
Loss and comprehensive loss for the year	-	-	-	(19,270,419)	(19,270,419)
Balance, December 31, 2022	253,654,284	173,967,990	9,891,669	(87,723,073)	96,136,586
Exercise of stock options	1,027,499	853,191	(294,150)	-	559,041
Issuance of common shares	15,384,616	10,000,000	-	-	10,000,000
Share-based payments	-	-	936,802	-	936,802
Restricted share compensation	-	-	1,033,881	-	1,033,881
Share issuance costs - cash	-	(70,144)	-	-	(70,144)
Loss and comprehensive loss for the year	-	-	-	(26,650,462)	(26,650,462)
Balance, December 31, 2023	270,066,399	$184,751,037	$11,568,202	$(114,373,535)	$81,945,704

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31,	December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(26,650,462)	$(19,270,419)

Items not affecting cash:
Share-based payments	1,970,683	1,785,596
Revaluation of deferred share units	(4,041)	(9,914)
Recovery on flow-through share premium	(3,653,886)	(2,404,717)
Depreciation of equipment	54,889	61,967
Changes in non-cash working capital items:
Prepaid expenses	(232,460)	(35,451)
Amounts receivable	(834,917)	(35,827)
Accounts payable and accrued liabilities	362,205	246,802

Cash used in operating activities	(28,987,989)	(19,661,963)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(14,135)	(72,633)
Acquisition of exploration and evaluation assets	-	(6,168,561)

Cash used in investing activities	(14,135)	(6,241,194)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	9,929,856	38,568,664
Exercise of stock options	559,041	350,042

Cash provided by financing activities	10,488,897	38,918,706

Change in cash during the year	(18,513,227)	13,015,549

Cash, beginning of year	28,495,616	15,480,067

Cash, end of year	$9,982,389	$28,495,616

Supplemental disclosure with respect to cash flows:
Interest income received in cash	$904,615	$257,062

Non-cash transactions:
Fair value of options exercised	$294,150	$199,960
Fair value of shares issued for acquisition of exploration and evaluation assets	$-	$60,438,626
Shares issued for property acquisition costs	$-	$338,364
Premium liability on flow-through shares	$-	$5,923,930

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

1 NATURE OF AND CONTINUANCE OF OPERATIONS

Dolly Varden Silver Corporation (the "Company") was incorporated under the Canada Business Corporations Act in the province of British Columbia on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the "Exchange") under the symbol "DV". In addition, the Company trades on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022 the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporate, (collectively "Homestake") in exchange for common stock of the Company (Note 4). The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, and upon future profitable production or proceeds from the disposition thereof. Subsequent to December 31, 2023, the Company completed an equity financing under its base shelf prospectus and raised gross proceeds of $15,000,000. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

There are many external factors that can adversely affect general workforces, economies and financial markets globally such as global health conditions and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of adverse results of such external factors and their effect on the Company's business or ability to raise funds.

2 BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2023.

(b) Basis of Presentation

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3 MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(a) Basis of Consolidation (cont'd)

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of	Beneficial Ownership Interest
	Incorporation	December 31,2023	December 31, 2022
Homestake Resource Corporation	British Columbia, Canada	100%	100%

Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(b) Functional and Foreign Currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(c) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(d) Equipment

The Company records equipment using the cost method, whereby equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the useful lives of the assets on a declining balance basis at the following annual rates.

Dock	5%
Gas tank	10%
Boat	15%
Tents and trailers	30%
General equipment	20%
Vehicles	30%

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately including major inspection and overhaul expenditures, are capitalized.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLIICY INFORMATION (cont'd)

(e) Exploration and Evaluation Assets

Upon acquiring the legal right to explore a mineral property (exploration and evaluation assets), all direct costs related to the acquisition of a mineral property are capitalized. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and the decision to proceed with development are recognized in profit or loss as incurred, net of recoveries. Costs incurred before the Company has obtained the legal rights to explore an area are charged to profit or loss. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f) Impairment of Non-Financial Assets

Non-financial assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. The Company's non-financial assets are equipment and exploration and evaluation assets. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Additionally, the reviews consider factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit ("CGU") is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(g) Decommissioning Liabilities

The Company recognizes a provision for statutory, contractual, constructive or legal obligations associated with decommissioning of mining operations and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or evaluation of exploration and evaluation assets, and equipment. Provisions for site closure and decommissioning are recognized in the period in which the obligation is incurred or acquired and are measured based on expected future cash flows to settle the obligation, discounted to their present value. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability including risks specific to the countries in which the related operation is located.

When an obligation is initially recognized, the corresponding cost is capitalized to the carrying amount of the related asset in exploration and evaluation assets and equipment. These costs are depreciated using either the unit of production or straight-line method depending on the asset to which the obligation relates.

The obligation is increased for the accretion and the corresponding amount is recognized as a finance expense. The obligation is also adjusted for changes in the estimated timing, amount of expected future cash flows, and changes in the discount rate. Such changes in estimates are added to or deducted from the related asset except where deductions are greater than the carrying value of the related asset in which case, the amount of the excess is recognized in profit or loss.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future site closure and decommissioning costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company's closure and decommissioning liabilities becomes available.

(h) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized during the year in which the estimates are revised and in any future periods affected.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i) Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(h) Use of Estimates and Judgments (cont'd)

ii) Asset acquisition

During the year ended December 31, 2022, the Company acquired Homestake (Note 4). The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

i) Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

ii) Estimating useful life of equipment

Depreciation of equipment is charged to write down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

(iii) Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statements of financial position could be impacted.

(iv) Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(i)     Financial Instruments

(i) Classification and measurement of financial assets and liabilities

Under IFRS 9, Financial assets, on initial recognition, are recognized at fair value and subsequently classified and measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets depends on the purpose for which the financial assets were acquired. The Company's financial assets which consist of cash and cash equivalents, deposits and amounts receivable, are classified as amortized cost.

Under IFRS 9, financial liabilities, on initial recognition, are measured at fair value and subsequently measured at FVTPL or amortized cost. The Company's financial liabilities which consist of accounts payable and accrued liabilities are classified as amortized cost.

(ii) Impairment of financial assets

An 'expected credit loss' (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The ECL model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through the statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. The Company's financial assets measured at amortized cost are subject to the ECL model.

(j) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares are a type of common share and are securities permitted by Canadian Income Tax Legislation whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby any premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to flow-through premium liability. The flow-through premium liability is included in profit or loss as the qualifying expenditures are incurred on a pro-rata basis.

The Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the share issuance date. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(k) Income taxes

Current income taxes

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized as the temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(l) Foreign currency translation

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign exchange gains and losses are included in profit or loss.

(m) Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated assuming that the proceeds received from the exercise of stock options and warrants would be used to repurchase shares at the prevailing market rate. When a loss is incurred during the period, this calculation is considered to be anti-dilutive.

(n) Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that are not included in profit or loss. The Company currently has incurred no comprehensive income or loss.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(o) Share-based payments

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards is recognized over the vesting period as share-based compensation expense offset by reserves. The fair value of share-based compensation is determined using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments. Otherwise, share based compensation are measured at the fair value of the goods or the services received.

The Company has granted its directors deferred share units (DSUs) whereby each DSU entitles a director to receive, upon his or her retirement from the Company, the cash equivalent of the market value of number of DSUs they have accumulated during their directorship, where each DSU is equal to one common share of the Company. DSUs can be earned in lieu of receiving cash for directors' fees, the Company recognizes the expense based on the quoted market price at the end of each quarter and a corresponding increase in equity for the eventual redemption when the DSUs are issued.

(p) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

(q) New accounting pronouncements

There are no new accounting pronouncements that would have a significant effect on the consolidated financial statements.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

4 ACQUISITION OF HOMESTAKE RIDGE

On February 25, 2022, the Company completed the acquisition of 100% of Homestake for total consideration of $5,000,000 and the issuance of 76,504,590 shares of the Company valued at $60,438,626. Homestake owns a 100% interest in the Homestake Ridge project ("Homestake Ridge"), located adjacent to the Dolly Varden Project ("DV Project") in British Columbia (Note 9).

The consideration paid on the acquisition of Homestake was accounted for as an acquisition of exploration and evaluation assets with the fair value of the shares issued valued using the market value of the Company's shares on the date of change of control.

The acquisition of Homestake was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest was as follows:
Cash payment	$5,000,000
Common shares issued	60,438,626
Other acquisition costs:
Legal fees	273,442
Advisory services - cash payment	712,500
Advisory services - shares issued	338,364
Regulatory fees	33,250
Other professional fees	45,000
Transfer agent and special general meeting costs	36,369
Reclamation bond	68,000
Total consideration paid	$66,945,551

Net assets acquired
Assets acquired
Reclamation bond	$68,000
Mineral property (Note 9)	66,877,551
Net assets acquired	$66,945,551

5 CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022
Cash	$9,982,389	$26,895,616
Cash equivalent (Guaranteed investment certificates)	-	1,600,000
	$9,982,389	$28,495,616

As at December 31, 2022, the Company's cash includes demand deposits bearing interest at rates ranging from 0-3.80%.

6 PREPAID EXPENSES

Prepaid expenses consist of:

	December 31, 2023	December 31, 2022
Advances for exploration expenditures	$273,000	$51,738
Insurance and other administrative expenses	245,262	234,064
	$518,262	$285,802

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 7 AMOUNTS RECEIVABLE

Amounts receivable consists of:

	December 31, 2023	December 31, 2022
Goods and Services Tax receivable	$850,864	$111,144
Other	116,400	21,203
	$967,264	$132,347

8. EQUIPMENT Equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Total
Cost:
At December 31, 2021	$15,571	$163,956	$141,892	$39,936	$40,000	$91,755	$493,110
Additions	-	39,359	33,274	-	-	-	72,633
At December 31, 2022	15,571	203,315	175,166	39,936	40,000	91,755	565,743
Additions	-	-	14,135	-	-	-	14,135
At December 31, 2023	$15,571	$203,315	$189,301	$39,936	$40,000	$91,755	$579,878
Accumulated Depreciation:
At December 31, 2021	$7,877	$138,582	$38,832	$17,285	$26,666	$17,724	$246,966
Depreciation	385	16,468	25,882	6,795	1,333	11,104	61,967
At December 31, 2022	8,262	155,050	64,714	24,080	27,999	28,828	308,933
Depreciation (Note 9)	365	14,478	24,650	4,757	1,200	9,439	54,889
At December 31, 2023	$8,627	$169,528	$89,364	$28,837	$29,199	$38,267	$363,822

Net Book Value:
At December 31, 2022	$7,309	$48,265	$110,452	$15,856	$12,001	$62,927	$256,810
At December 31, 2023	$6,944	$33,787	$99,937	$11,099	$10,801	$53,488	$216,056

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

9 EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from- the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Exploration and evaluation asset costs are set out below:

Kitsault Valley
Project
Balance, December 31, 2020 and 2021	$4,029,234
Addition - Homestake Ridge (Note 4)	66,877,551
Balance, December 31, 2022 and 2023	$70,906,785

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden Project, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired additional surface rights and fee simple lands. The total package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company for a value of $149,808.

On February 25, 2022, the Company completed the acquisition of Homestake pursuant to a purchase agreement which the Company agreed to acquire from Fury Gold Mines Ltd., a 100% interest in the Homestake Ridge, located adjacent to the Company's DV Project in British Columbia (Note 4). The Homestake Ridge is subject to a 2% NSR applicable to certain claims (the "Crown Grants"). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 yearly payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge is subject to a 3% royalty. The Company refers to the combination of its Homestake Ridge and DV Project as the Kitsault Valley Project ("KV Project"). As of December 31, 2023, the Company has deposits totaling $159,000 (December 31, 2022 - $159,000) as reclamation bonds for the properties.

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company acquired an option agreement (the "Option Agreement") to earn a 100% interest in certain claims known as the Big Bulk Project. As consideration for the Assignment Agreement the Company issued Libero 275,000 common shares of the Company valued at $222,750, subsequent to December 31, 2023.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 9 EXPLORATION AND EVALUATION ASSETS (cont'd)

In connection with this acquisition, the Company also entered into an amending agreements with LCT Holdings Inc., the owner of the Big Bulk Project and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property by completing the following payments:

a) $50,000 in cash on or before December 31, 2023 (Paid);

b) $150,000 in cash on or before December 31, 2024;

c) $250,000 in cash or common shares on or before December 31, 2025;

d) $500,000 in cash or common shares on or before December 31, 2026; and

e) $500,000 in cash or common shares on or before December 31, 2027.

The Company may elect to issue common shares only when the market price of the common shares at the time is equal or greater than to the ten day volume weighted average price of the common shares of the Company, subject to such exchange's minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $0.64 per Common share, otherwise the Company may only satisfy such payment in cash..

The following table summarizes the exploration and evaluation expenses incurred during the years ended December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Analytical and sample related	$1,898,610	$620,555
Camp, food, supplies and related	2,312,427	1,570,350
Claim maintenance	59,030	61,288
Community relations and related	102,420	28,564
Depreciation	54,889	61,967
Drilling	13,720,520	9,203,552
Equipment and warehouse rental	751,388	437,330
Fuel	967,412	853,090
Geological and geoscience	2,879,962	2,127,293
Mapping and modelling	123,840	90,206
Project supervision	399,138	401,052
Resource and metallurgy	238	-
Road and drill pad preparation	1,246,252	1,296,699
Supplies	-	20,348
Transport, travel and related	289,919	295,376
Cost recovery: BC METC	-	(131,030)
Total	$24,806,045	$16,936,370

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 10. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

Issued:

On November 1, 2023, the Company completed the sale of 15,384,616 common sharesof the Company to Hecla Canada Ltd. ("Hecla") at a price of $0.65 per common share for gross proceeds of $10,000,000. As a result, Hecla has increased its shareholding in the Company to 15.7% from 10.6%, calculated on an undiluted basis.

During the year ended December 31, 2023, the Company issued 1,027,499 (2022 - 894,250) common shares pursuant to the exercise of stock options for proceeds of $559,041 (2022 - $350,042).

On December 22, 2022, the Company closed a private placement and raised gross proceeds of $5,071,064 through the sale of 5,634,516 flow-through common shares at a price of $0.90 per share. The Company recorded a flow-through premium liability of $394,416 for the difference between the fair value of its common shares and the issuance price of its flow through common shares.

On December 22, 2022, the Company closed a private placement and raised gross proceeds of $15,628,935 through the sale of 14,884,700 charity flow-through common shares at a price of $1.05 per charity flow-through common share. The Company recorded a flow-through premium liability of $3,274,634 for the difference between the fair value of its common shares and the issuance price of its charity flow-through common shares.

On December 22, 2022, the Company issued 2,334,114 common shares at a price per common share of $0.83 for gross proceeds of $1,937,315 pursuant to an anti-dilution right held by Hecla.

On February 25, 2022, the Company issued 76,504,590 common shares with a value of $60,438,626 upon acquisition of Homestake (Note 4). In connection with the acquisition of Homestake, the Company issued 402,815 common shares with a value of $338,364 to Haywood Securities Inc. ("Haywood") pursuant to a financial advisory agreement between Haywood and the Company.

On February 25, 2022, the Company issued 9,048,539 common shares at a price of $0.5882 per common share for aggregate proceeds of $5,322,351 pursuant to an anti-dilution right held by Hecla.

On March 31, 2022, the Company closed a private placement and raised gross proceeds of $11,499,888 through the sale of 11,274,400 flow-through common shares at a price of $1.02 per flow-through common share. The Company recorded a flow-through premium liability of $2,254,880 for the difference between the fair value of its common shares and the issuance price of its flow-through common shares.

On March 31, 2022, the Company issued 1,742,472 common shares at a price per common share of $0.86 for gross proceeds of $1,498,526 and issued 46,027 additional common shares at a price per common share of $0.5896 for gross proceeds of $27,138, pursuant to an anti-dilution right held by Hecla.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 10. SHARE CAPITAL (cont'd)

Restricted Share Units

The Company adopted a RSU plan during the year ended December 31, 2022 after the shareholders approved a new rolling 10% RSU plan (the "RSU Plan") at its annual general meeting on June 2, 2022. The maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the RSU Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The RSU Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant. The Company expensed $1,033,881 included in share-based compensation expense during the year ended December 31, 2023 (2022 - $nil) related to the grant of 2,054,678 RSUs that vest equally over three years.

Number of
RSUs
Balance, December 31, 2022 and 2021	-
Granted	2,054,678
Balance, December 31, 2023	2,054,678

Stock Options

The Company has a stock option plan under which it is authorized to grant share purchase options to executive officers, directors, employees and consultants enabling the holder to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall be no less than the discounted market price of the Company's shares prior to the grant in accordance with Exchange policies. Options are granted for a maximum term of 10 years.

Vesting is at the discretion of the Board of Directors. In the absence of a vesting schedule, such options shall vest immediately.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2021	7,397,500	0.45
Granted	4,925,000	0.77
Exercised	(894,250)	0.39
Forfeited/expired	(25,000)	0.40
Cancelled	(300,000)	0.71
Balance, December 31, 2022	11,103,250	0.59
Granted	800,000	0.97
Exercised	(1,027,499)	0.54
Forfeited/expired	(5,000)	0.40
Balance, December 31, 2023	10,870,751	0.62

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

10 SHARE CAPITAL (cont'd)

The Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	# of stock options outstanding as at December 31, 2023
December 12, 2024	0.30	375,000
February 18, 2025	0.25	2,380,000
February 28, 2025	0.25	200,000
March 17, 2025	0.25	266,250
March 25, 2026	0.71	2,425,000
February 25, 2027	0.79	3,941,667
August 19, 2027	0.71	582,834
February 24, 2028	0.97	700,000
Total Outstanding		10,870,751
Total Exercisable		8,786,583

During the year ended December 31, 2023, the Company recognized a total of $936,802 (December 31, 2022 -$1,785,596) in share-based payments expense for the options granted and vested during the year. The fair value of options granted during the year ended December 31, 2023 was $0.66 (2021 - $0.49) per option. The weighted average remaining life of the stock options as of December 31, 2023 is 2.44 (December 31, 2022 - 3.20) years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the year ended	December 31, 2023	December 31, 2022
Risk-free interest rate	3.71%	3.13%
Expected dividend yield	0%	0%
Annualized stock price volatility	83%	81%
Expected life of options	5 years	5 years
Expected forfeiture rate	0%	0%

Deferred Share Units ("DSU")

The Company has a DSU plan that entitles certain directors and officers to receive the cash equivalent of the 29,135 (2022 - 29,135) DSUs issued when they retire from the Company. The value of the DSU on grant date is the market price, being the five-day volume weighted average price of the common shares immediately preceding the grant date. In October 2015, the Company ceased further accruals under the DSU plan. During the year ended December 31, 2023, the Company paid out $24,213 to a former director and recognized a decrease in the fair value of the outstanding DSU liability of $4,041 (2022 - decrease of $9,914), which was recognized as directors' fees (Note 12).

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2021	$134,673
Flow-through premium liability additions	5,923,930
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(2,404,717)
Balance, December 31, 2022	3,653,886
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(3,653,886)
Balance, December 31, 2023	$-

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

10 SHARE CAPITAL (cont'd)

Anti-dilution rights agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake (Note 4) with Fury whereby as long as Fury holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash.

11 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company's capital resources are largely determined by the strength of the junior public markets, by the status of the Company's projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company's approach to capital management during the year ended December 31, 2023. The Company has no capital restrictions other than an anti-dilution right in favor of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company (Note 10).

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 12 RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023and 2022, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	Year ended
	December 31,	December 31,
	2023	2022
Directors' fees	$208,100	$148,478
Exploration and evaluation (3)	567,138	265,000
Management fees (1)(2)	956,200	890,500
Share-based payments (1)(2)	1,380,274	1,199,694
Total	$3,111,712	$2,503,672

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $28,333 (2022 - $25,000) per month. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay. The Company paid or accrued a $360,000 bonus for the year ended December 31, 2023.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") of the Company. Pursuant to this consulting agreement, Fehr & Associates is compensated at a rate of $19,067 (2022 - $17,500) per month for CFO, controller, bookkeeper and administrative services. The Company paid or accrued a $40,000 bonus for the year ended December 31, 2023. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company is required to pay $260,000 if the consulting agreement with Mr. Van Egmond, VP Exploration, is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(4) The Company paid exploration and evaluation expenses to a company controlled by a director.

Other related party transactions are as follows:

During the year ended December 31, 2023, $7,600 (2022 - $33,100) in office rent reimbursement was paid to corporations controlled by a director of the Company.

At December 31, 2023, included in amounts receivable is $nil (December 31, 2022 $17,271) owed from a corporation with a director in common related to an expense reimbursement.

At December 31, 2023, included in accounts payable is $3,196 (December 31,2022 - $nil)owed to directors and officers of the Company. These amounts are unsecured, non-interest-bearing and due on demand.

At December 31, 2023 included in accrued liabilities is $nil (December 31, 2022 - $28,254) accrued to a former director for directors' fees outstanding related to outstanding DSUs.

At December 31, 2023 included in accrued liabilities is $120,000 (December 31, 2022 - $8,100) accrued to officers and directors of the Company.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

•    Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•    Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•    Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, deposits and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. Amounts receivable and deposits are due from government agencies.

The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2023, the Company had cash and cash equivalents of $9,982,389 to settle current liabilities of $804,052.

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

14. SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company's primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

15 INCOME TAX

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2022

Loss for the year	$(26,650,462)	$(19,270,419)
Expected income tax recovery	(7,196,000)	(5,203,000)
Change in statutory rates and other	256,000	(3,000)
Permanent difference	(445,000)	(199,000)
Impact of flow through share issuance	5,553,000	4,324,000
Share issuance costs	(19,000)	(652,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(284,000)	(7,901,000)
Change in unrecognized deductible temporary differences	2,135,000	9,634,000
Total income tax expense (recovery)	$-	$-

The significant components of the Company's unrecorded deferred tax assets and liabilities are as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Deferred tax assets:

Exploration and evaluation assets	$7,557,000	$7,168,000
Property and equipment	194,000	140,000
Share issuance costs	513,000	739,000
Non-capital losses available for future periods	12,744,000	10,826,000
	$21,008,000	$18,873,000
Unrecognized deferred tax assets	(21,008,000)	(18,873,000)
Net deferred tax assets	$-	$-

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2023 and 2022 (Expressed in Canadian Dollars)

15. INCOME TAX (cont'd)

The Company's unrecognized deductible temporary differences, tax credits and tax losses are as follows:

		As at	As at
		December 31,	December 31,
		2023	2022
Temporary Differences:

Investment tax credit	$711,000	2031 -2040	$711,000
Property and equipment	$718,000	No expiry date	$520,000
Exploration and evaluation assets	$26,068,000	No expiry date	$24,627,000
Share issuance costs	$1,902,000	2044 to 2047	$2,737,000
Non-capital losses available for future periods	$47,200,000	2024 to 2043	$40,096,000

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2023, the Company:

• Issued 275,000 common shares to Libero in relation to the Assignment Agreement (Note 9);

• Issued 25,000 common shares pursuant to the exercise of stock options for proceeds of $6,250; and

• Closed a broker private placement and issued 14,285,700 flow-through common shares at a price of $1.05 per share for gross proceeds of $14,999,985. An underwriter fees of $749,999 was paid in relation to the financing.